SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  =============

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                 WORLDCOM, INC.
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               GEORGIA                                   58-1521612
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(STATE OF INCORPORATION OR ORGANIZATION)    (I.R.S. EMPLOYER IDENTIFICATION NO.)

500 CLINTON CENTER DRIVE
CLINTON, MISSISSIPPI                                             39056
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(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                       (ZIP CODE)

If this form relates to the                  If this form relates to the
registration of a class of debt              registration of a class of
securities pursuant to Section               securities pursuant to Section
12(b) of the Exchange Act and is             12(g) of the Exchange Act and is
effective pursuant to General                effective pursuant to General
Instruction A.(c), please check the          Instruction A.(d), please check the
following box. |_|                           following box. |X|

SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
RELATES:
        ------------------
         (IF APPLICABLE)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

  TITLE OF EACH CLASS                           NAME OF EACH EXCHANGE ON WHICH
  TO BE SO REGISTERED                            EACH CLASS IS TO BE REGISTERED
  -------------------                            ------------------------------

  None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                  Rights to Purchase Series 4 Preferred Stock
            -------------------------------------------------------
                                (TITLE OF CLASS)

                  Rights to Purchase Series 5 Preferred Stock
            -------------------------------------------------------
                                (TITLE OF CLASS)

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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            On March 7, 2002, the Board of Directors of WorldCom, Inc. (the "Company") declared a dividend of (i) one preferred share purchase right (a "WorldCom Right") for each outstanding share of WorldCom, Inc.--WorldCom Group Common Stock, par value $.01 per share (the "WorldCom Group Stock"), and (ii) one preferred share purchase right (a "MCI Right", together with the WorldCom Right, the "Rights") for each outstanding share of WorldCom, Inc.--MCI Group Common Stock, par value $.01 per share (the "MCI Group Stock", together with the WorldCom Group Stock, the "Common Stock"). The dividend distribution is payable on March 18, 2002 (the "Record Date") to the shareholders of record on that date. Each WorldCom Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series 4 Junior Participating Preferred Stock, par value $.01 per share (the "Series 4 Preferred Stock") of the Company at a price of $60.00 per one one-thousandth of a share of Series 4 Preferred Stock (the "Series 4 Purchase Price"), subject to adjustment. Each MCI Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series 5 Junior Participating Preferred Stock, par value $.01 per share (the "Series 5 Preferred Stock", and together with the Series 4 Preferred Stock, the "Preferred Stock") of the Company at a price of $40.00 per one one-thousandth of a share of Series 5 Preferred Stock (the "Series 5 Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 7, 2002, as the same may be amended from time to time (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

            Until the earlier to occur of (i) the close of business on the tenth business day following the date of public announcement or the date on which the Company first has notice or determines that a person or group of affiliated or associated persons (an "Acquiring Person") (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of voting stock of the Company without the prior express written consent of the Company executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the Independent Directors (the "Stock Acquisition Date") or
(ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors but not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company or an employee benefit plan of the Company) which, upon consummation, would result in such party's control of 15% or more of the Company's voting stock (the earlier of the dates in clause
(i) or (ii) above being called the "Distribution Date"), each Right will be evidenced by the appropriate Common Stock Certificate. For purposes of the Rights Ageement, the "Independent Directors" are those directors of the Company who are not, and during the past three years have not been, an officer or employee of the Company, are not an Acquiring Person or a person who would have become an Acquiring Person upon the effectiveness of a proposal to the Company or its shareholders or upon the completion of any other action taken by such person, and who do not have an affiliation or association with an Acquiring Person or any such other person who would become an Acquiring Person.

            The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the WorldCom Rights will be transferred with and only with the underlying WorldCom Group Stock and the MCI Rights will be transferred with and only with the underlying MCI Group Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the WorldCom Rights ("WorldCom Right Certificates") and separate certificates evidencing the MCI Rights ("MCI Right Certificates") will be mailed to holders of record of the WorldCom Group Stock and MCI Group Stock, as the case may be, as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

            The Rights are not exercisable until the Distribution Date. The Rights will expire, if not previously exercised, on March 18, 2012 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

            The Purchase Price payable, and the number of shares of Preferred Stock, or other securities or property issuable, upon exercise of the WorldCom Rights or MCI Rights, as the case may be, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Series 4 Preferred Stock or Series 5 Preferred Stock, as the case may be, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights, and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each WorldCom Right or MCI Right, as the case may be, are also subject to adjustment in the event of a stock split of the WorldCom Group Stock or MCI Group Stock, or a stock dividend on the WorldCom Group Stock or MCI Group Stock payable in shares of WorldCom Group Stock or MCI Group Stock, as the case may be, or subdivisions, consolidations or combinations of the WorldCom Group Stock or MCI Group Stock occurring, in any such case, prior to the Distribution Date.

            Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable and will be junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential dividend in an amount equal to 1,000 times any dividend declared on each share of

WorldCom Group Stock or MCI Group Stock, as the case may be. In the event of liquidation, the holders of the Preferred Stock will receive a preferred liquidation payment equal to the greater of $1,000 and 1,000 times the payment made per share of WorldCom Group Stock or MCI Group Stock, as the case may be. Each share of Series 4 Preferred Stock will have 1,000 votes, on all matters upon which the holders of WorldCom Group Stock are entitled to vote. Each share of Series 5 Preferred Stock will have 1,000 votes on all matters upon which holders of the MCI Group Stock are entitled to vote. In the event of any merger, consolidation or other transaction in which shares of WorldCom Group Stock or MCI Group Stock, as the case may be, are converted or exchanged, each share of Series 4 Preferred Stock or Series 5 Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of WorldCom Group Stock or MCI Group Stock, as the case may be. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

            Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series 4 Preferred Stock purchasable upon exercise of each WorldCom Right should approximate the value of one share of WorldCom Group Stock and the value of the one one-thousandth interest in a share of Series 5 Preferred Stock purchasable upon exercise of each MCI Right should approximate the value of one share of MCI Group Stock.

            If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires 15% or more of the Company's outstanding voting stock without the prior written consent of at least a majority of the Independent Directors, each Right, except those held by such persons, would entitle each holder of a Right to acquire such number of shares of WorldCom Group Stock or MCI Group Stock, as the case may be, as shall equal the result obtained by multiplying the then current Series 4 Purchase Price or Series 5 Purchase Price, as the case may be, by the number of one one-thousandths of a share of Series 4 Preferred Stock or Series 5 Preferred Stock for which a WorldCom Right or MCI Right, as the case may be, is then exercisable and dividing that product by 50% of the then current per-share market price of WorldCom Group Stock or MCI Group Stock, as the case may be.

            If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires more than 15% but less than 50% of the Company voting stock without the prior written consent of at least a majority of the Independent Directors, each WorldCom Right, except those held by such persons, may be exchanged by the Board of Directors for one share of WorldCom Group Stock and each MCI Right, except those held by such persons, may be exchanged by the Board of Directors for one share of MCI Group Stock.

            If the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Company Common Stock is exchanged or changed or 50% or more of the Company's assets or earnings power is sold in one or several transactions without the prior written consent of at least a majority of the Independent Directors, each Right would entitle the holders thereof (except for the Acquiring


                                      iii
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Person) to receive such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then current Series 4 Purchase Price or the Series 5 Purchase Price by the number of one one-thousandths of a share of Series 4 Preferred Stock or Series 5 Preferred Stock, as the case may be, for which a Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

            At any time prior to the time an Acquiring Person becomes such, a majority of the Independent Directors may elect to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Independent Directors in their sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by action of at least a majority of the Independent Directors without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the voting power of all securities of the Company then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than an excepted person) and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

            A committee of Independent Directors will review the Rights Agreement at least every three years and, if a majority of the members of the committee deems it appropriate, may recommend a modification or termination of the Rights Agreement.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

            The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes the form of WorldCom group rights certificate as Exhibit A and the form of MCI group rights certificate as Exhibit B thereto, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (and the exhibits thereto) attached hereto.


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            ITEM 2. EXHIBITS.

Exhibit No.                         Description of Exhibit
-----------                         ----------------------

    1 Rights Agreement, dated as of March 7, 2002 between WorldCom, Inc. and The Bank of New York, as Rights Agent, which includes the form of WorldCom Right Certificate as Exhibit A, the form of MCI Right Certificate as Exhibit B and the Summary of Preferred Stock Purchase Rights as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group (except for certain exempted persons or groups) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock.

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    WORLDCOM, INC.
                                    (Registrant)


Date: March 13, 2002                By:     /s/ Scott D. Sullivan
                                       -----------------------------------------
                                                Scott D. Sullivan
                                               Chief Financial Officer


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                                 EXHIBIT INDEX

Exhibit No.                         Description of Exhibit
-----------                         ----------------------

     1 Rights Agreement, dated as of March 7, 2002 between WorldCom, Inc. and The Bank of New York, as Rights Agent, which includes the form of WorldCom Right Certificate as Exhibit A, the form of MCI Right Certificate as Exhibit B and the Summary of Preferred Stock Purchase Rights as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group (except for certain exempted persons or groups) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock.